                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
PROSPECTUS                                          the Securities Act of
                                                    1933 in connection with
[LOGO]                                              Registration No. 333-71053


                         RADIANCE MEDICAL SYSTEMS, INC.
                 FORMERLY KNOWN AS CARDIOVASCULAR DYNAMICS, INC.
                               13700 ALTON PARKWAY
                            IRVINE, CALIFORNIA 92618
                                 (949) 457-9546

                                   ----------

                        4,496,744 SHARES OF COMMON STOCK
                                ($.001 PAR VALUE)

                                   ----------

        The stockholders listed in this Prospectus under the section entitled "Selling Stockholders" may offer and sell a total of 4,496,744 shares of our company's Common Stock, par value $0.001 per share (the "Common Stock"), which they own or will receive from time to time pursuant to the merger of (the former) Radiance Medical Systems, Inc. ("RMS"), with and into CVD/RMS Acquisition Corp., a wholly-owned subsidiary of our company, formerly known as CardioVascular Dynamics, Inc. After the merger, CardioVascular Dynamics, Inc., changed its name to "Radiance Medical Systems, Inc." As used in this Prospectus, the "Company" means Radiance Medical Systems, Inc. and its subsidiaries. Radiance Medical Systems, Inc. designs, develops, manufactures and markets catheters and coronary stent systems used to treat certain vascular diseases.

        The Selling Stockholders may sell the shares of Common Stock described in this Prospectus in public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The Selling Stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders. We will not receive any proceeds from the Selling Stockholders' sale of the shares of Common Stock. We have agreed to bear the expenses in connection with the registration and sale of the Common Stock offered by the Selling Stockholders and to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. More information is provided in the section titled "Plan of Distribution."

                                   ----------

        Our Common Stock is currently traded on the Nasdaq National Market under the symbol "RADX."

                                   ----------

        INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

        The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                   ----------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                   This Prospectus is dated February 4, 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

        We are a public company. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        The Common Stock is traded as "National Market Securities" on the Nasdaq National Market. Material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus and information that we file subsequently with the SEC will automatically update this Prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

        -  Annual Report on Form 10-K for the fiscal year ended December 31,
           1997;

        - Proxy Statement concerning the Annual Meeting of Stockholders filed with the SEC on April 15, 1998;

        -  Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

        -  Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

        - Current Report on Form 8-K, relating to the merger agreement between RMS and CVD/RMS Acquisition Corp., filed with the SEC on November 12, 1998;

        -  Quarterly Report on Form 10-Q for the quarter ending September 30,
           1998;

        - Proxy Statement addressing Special Meeting of Stockholders, filed with the SEC on December 18, 1998;

        - Current Report on Form 8-K, relating to the acquisition of RMS, filed with the SEC on January 22, 1999; and

        - Current Report on Form 8-K, relating to the sale of substantially all of the properties and assets used in the Vascular Access division, filed with the SEC on February 4, 1999.

        You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                             Investor Relations
                             Radiance Medical Systems, Inc.
                             13700 Alton Parkway
                             Irvine, California  92618
                             949/457-9546

        This Prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. The Selling Stockholders will not make an offer of these shares of Common Stock in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document.

                           FORWARD-LOOKING STATEMENTS

        This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, including statements regarding the Company's capital needs, product development programs, clinical trials, receipt of regulatory approval, intellectual property, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and the Company's actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth under the section entitled "Risk Factors" and elsewhere in this Prospectus. You should carefully read the factors set forth in the section entitled "Risk Factors" and other cautionary statements made in this Prospectus and understand that those factors and statements are applicable to all related forward-looking statements wherever they appear in this Prospectus.


                   BUSINESS OF RADIANCE MEDICAL SYSTEMS, INC.,
                                FORMERLY KNOWN AS
                          CARDIOVASCULAR DYNAMICS, INC.

INTRODUCTION

        We design, develop, manufacture and market catheters and coronary stent systems used to treat certain vascular diseases. Our catheters are used in conjunction with angioplasty and vascular stenting.

        Balloon angioplasty is used to widen narrowed arteries by passing a catheter with a deflated balloon on its tip into the narrowed part of the artery. When the balloon is inflated, the narrowed area is widened. However, approximately one-quarter to one-third of patients who undergo balloon angioplasty suffered renewed narrowing of the previously widened segment within about six months of the procedure. This renewed narrowing is referred to as "restenosis," or a reclosure of the vessel. In order to reduce restenosis, a stent can be used to prop open an artery after angioplasty. The stent is inserted by placing it over a balloon angioplasty catheter or other delivery device and passing it to the narrowed part of the artery. The stent is then expanded and locks into place to hold the artery open. However, restenosis also has become a problem even when using stents due to tissue growth through the mesh-like walls of the stent.

        We have used our core proprietary technologies to develop catheters and stents that provide clinical advantages and cost benefits in the treatment of vascular diseases. Our catheters and stents are designed to address three principal challenges facing cardiologists: restenosis of a treated vessel, chronic total occlusions and acute reclosure of a vessel during or soon after a procedure. Our patented Focus technology combines an adjustable, larger center diameter with fixed, smaller diameters at each end. These characteristics allow a single balloon to expand to multiple diameters, enabling the physician to deliver stents and perform interventional procedures in vessels of varying diameters and anatomical locations. Our proprietary stent designs offer characteristics enabling physicians to access varying coronary anatomy. We believe that these products enable physicians to perform challenging interventional procedures effectively, resulting in improved treatment outcomes and lower costs. We own the rights to 27 issued U.S. patents, one issued European patent and two Japanese patents covering certain aspects of its catheter and SEAL stent technologies.

        In June 1998, we entered into a technology license agreement with Guidant Corporation, an international interventional cardiology products company, granting Guidant rights to manufacture and distribute products using our Focus technology for delivery of stents, including exclusive rights in the United States. In exchange for those rights, we have received, and will receive, certain milestone payments based upon the transfer of the technological knowledge to Guidant, and royalty payments based upon the sale of products by Guidant using Focus technology.

        We also have developed and marketed products allowing physicians easier access to the body's vascular system for guidewire and catheter entry. On January 21, 1999, we sold our vascular access business to Escalon Medical Corp.

        On January 14, 1999, we acquired Radiance Medical Systems, Inc., a Delaware corporation ("RMS"), through a merger transaction. We will continue the RMS research into the use of Beta radiation therapy to treat cardiovascular disease, focusing on the development of proprietary devices for the prevention of restenosis following the interventional treatment of atherosclerosis. Using the technology acquired from RMS, we hope to develop a catheter-based delivery system (the "RDX Catheter") to deliver radioactive materials to the area of an artery that has been treated with conventional interventional therapy such as Percutaneous Transluminal Coronary Angioplasty, atherectomy and/or stent deployment. We believe that the RMS technology may eventually be utilized to reduce and treat restenosis in all vessels of the body, including coronary, peripheral vascular, carotid, neurovascular and renal arteries. In connection with the RMS transaction we changed the name of our company from CardioVascular Dynamics, Inc. to Radiance Medical Systems, Inc.

        Our offices and laboratories are located at 13700 Alton Parkway. Suite 160, Irvine, California 92618 and our telephone number is 949/457-9546.

                                 USE OF PROCEEDS

        All net proceeds from the sale of the Common Stock covered by this Prospectus will go to the Selling Stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.

                                  RISK FACTORS

        Investing in the Common Stock being offered by the Selling Stockholders is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to the other information contained in this Prospectus before making an investment decision.

OPERATING LOSSES, ANTICIPATED FUTURE LOSSES AND FUTURE CAPITAL REQUIREMENTS.

        From our formation in 1992 to the date of this prospectus, we have had substantial annual operating losses and expect to have them at least through 2000, if not longer, due to our continued research and development activities, and expenditures related to clinical testing and product development. We had an accumulated deficit of approximately $25,014,000 as of September 30, 1998.

        Our activities are highly capital intensive. Although we believe that our present capital and anticipated revenues from operations will be sufficient to meet our presently planned capital needs at least through the second quarter of 2000, there can be no assurance that we will not require additional capital during that time or thereafter. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

               o   Research and development programs;
               o   Scope and results of clinical trials;
               o   Time and costs involved in obtaining regulatory approvals;
               o Costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;
               o   Status of competitive products;
               o   Establishment and scale-up of manufacturing capacity;
               o   Establishment of sales and marketing capabilities; and
               o Establishment of collaborative relationships with other parties and costs related to the acquisition of new technologies and product development.

        We may require additional funds to finance these activities and for working capital requirements, and may seek such funds through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. In addition, we may be required to undertake significant capital expenditures to achieve and maintain any technological and competitive position in our industry. There can be no assurance that funds will be raised on favorable terms, if at all. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain technologies, product candidates or products that we would not otherwise relinquish. If we are successful in raising additional funds, we may issue additional equity securities which may dilute our earnings and net tangible book value per share.

DEPENDENCE ON NEW AND UNPROVEN RADIATION TECHNOLOGY.

        The RDX Catheter, utilizing technology acquired from RMS, is designed to reduce the frequency of restenosis following the interventional treatment of atherosclerosis by locally applying Beta radiation to the diseased blood vessel. This and other radiation technologies and products which we intend to develop are in the early stages of development and require significant research, development and testing. Our development of these products is subject to the risks of failure commonly experienced in the development of new products based on innovative or novel technologies. While early clinical results by our competitors indicate that radiation will reduce local restenosis, there are no extensive clinical trials of the technology showing positive and lasting clinical results. The possibility also exists that any or all of these proposed technologies and products will be found to be ineffective or unsafe, will fail to meet applicable regulatory standards or will fail to obtain required regulatory approvals. In addition, even if radiation technology and products are developed successfully and are effective, they may be uneconomical to market, or other companies hold the proprietary rights which preclude us from marketing such technologies and products.

        To achieve profitable operations, we must develop and obtain regulatory approval for products based on radiation technology, and introduce and market these products successfully. Most of the preclinical and clinical development work for the products based on the RMS technologies remains to be completed. We have not generated, nor do we expect to generate in the near future, any operating revenues based on new products. We cannot assure you that we will develop, obtain regulatory approval for or introduce and market these products successfully, and any failure on our part could have a material adverse effect on our business and results of operations.

DEPENDENCE UPON NEW PRODUCTS AND TECHNOLOGY; RAPID TECHNOLOGICAL CHANGE; RISK OF OBSOLESCENCE.

        We are in the rapidly changing, competitive and heavily regulated medical device industry, which makes it difficult for us to predict our risks and expenses with any amount of certainty. We cannot say with any certainty that our research and development activities will enable us to produce any products able to withstand competition. Our development of each product is subject to the risks of failure commonly experienced in the development of products based upon innovative technologies and the expense and difficulty of obtaining approvals from regulatory agencies. All of our potential products currently under development will require significant additional funding and development and pre-clinical and clinical testing before we are able to submit them to any of the regulatory agencies for approval for commercial use. We cannot assure you that we will be able to license any technologies or proposed products or to complete successfully any of our research and development activities. Even if we do complete them, there is no assurance that we will be able to market successfully any of the products, or that we will be able to obtain the necessary regulatory approval, or that customers will like our products. We also face the risk that any or all of our products will not work as intended or that they will be toxic, or that, even if they do work and are safe, that our products will be difficult to manufacture or market on a large scale. We also face the risk that the proprietary rights of other persons or entities will prevent us from marketing any of our products or that other persons or entities might market their products as well as we market our products or even better.

        Even if we overcome all of the above obstacles successfully, our products are subject to rapid technological change and obsolescence. In addition, our competitors may introduce new products or new technology which could render our products obsolete or unmarketable. We therefore may be required to make significant capital expenditures to maintain any technological and competitive position in our industry. Most of the preclinical and clinical development work for the products based on the RMS technologies remains to be completed. We have not generated, nor do we expect to generate in the near future, any operating revenues based on new products. We cannot assure you that we will develop, obtain regulatory approval for or introduce and market these products successfully, and any failure on our part could have a material adverse effect on our business and results of operations.

LIMITED SALES OF PRODUCTS TO DATE; UNCERTAINTY OF MARKET ACCEPTANCE.

        Our catheters and stents are used in conjunction with angioplasty and other intravascular procedures such as vascular stenting and solution delivery. Although we have received regulatory clearance for a total of 97 product models, only certain of these product models have been marketed, and then only in limited quantities, or in certain markets, or in certain countries. Although interventional catheters are used widely by physicians, because our catheter designs are relatively new, our product's commercial success will depend upon their acceptance by the medical community as useful, cost-effective components of interventional vascular procedures and localized solution delivery. Continued good relations with certain prominent doctors and researchers in the medical community are essential for us to promote the uses and acceptance of our approved products.

        No products utilizing the RMS technology are currently commercially available. The use of stents during percutaneous transluminal coronary angioplasty ("PTCA") in an attempt to reduce the frequency of restenosis has grown rapidly since commercial introduction in the U.S. in 1994. We cannot predict the clinical acceptance by physicians of the RMS technology -- integrating Beta radiation with traditional minimally invasive techniques -- as compared to more conventional treatment modalities. Other companies may have superior resources to market similar products or technologies or have superior technologies and products to market.

SIGNIFICANT COMPETITION.

        We believe the primary competitive factors in the market for interventional cardiology devices are clinical effectiveness, product safety, catheter size, flexibility and trackability, ease of use, reliability, price and availability of third party reimbursement. In addition, a company's distribution capability and the time in which products can be developed and receive regulatory approval are important competitive factors. Although we believe we compete favorably with respect to the foregoing factors, we also believe that our competitive position depends upon our ability to continue to develop innovative new catheter technologies, to obtain rapid regulatory approval and to manufacture and distribute such products efficiently.

        Competition in the market for devices used in the treatment of cardiovascular and peripheral vascular disease is intense, and is expected to increase. There is rapid technological innovation and change in the interventional cardiology device market and our products could be rendered obsolete as a result of future innovations. The catheters, stents and other products we are developing compete or will compete with catheters and stents marketed by a number of manufacturers, including Guidant Corporation, Boston Scientific Corporation, Johnson & Johnson, Medtronic, Inc., and Arterial Vascular Engineering (which has recently entered into an agreement to be acquired by Medtronic, Inc.). Such companies have significantly greater financial, management and other resources, established market positions, and significantly larger sales and marketing organizations than we do. We also face competition from manufacturers of other catheter-based atherectomy devices, vascular stents and pharmaceutical products intended to treat vascular disease. In addition, we believe that many of the purchasers and potential purchasers of our competitors prefer to purchase catheter and stent products from a single source. Accordingly, many of our competitors, because of their size and range of product offerings, have a competitive advantage over CVD. It is also possible that our competitors may succeed in developing products that are safer or more effective than those that we are developing and may obtain FDA approvals for their products faster than we can.

        Several companies are developing devices to improve the outcome of coronary revascularization procedures, such as PTCA, including several companies that have various radiation therapy products under investigation to reduce the frequency of restenosis. The radiation therapy devices being developed by our competitors include intravessel radiation delivered through a variety of means and a variety of radiation sources, including Gamma, Beta and X-ray. We are not certain that our research and development activities into the RMS technology will enable us to produce any products able to withstand competition. There are more than ten competing development programs in the area of vascular radiotherapy and our major competitors include the Novoste Corporation, Johnson & Johnson, Guidant Corporation and United States Surgical Corporation. Each of these competitors have significantly greater financial, marketing, personnel and other resources compared to us and there is no assurance that we can develop the products able to compete with these larger competitors.

RELIANCE ON PATENTS AND PROPRIETARY TECHNOLOGY; RISK OF PATENT INFRINGEMENT.

        Our success will depend, in part, on our ability to get patent protection for our products and processes in the United States and elsewhere. We have filed and intend to continue to file patent applications as we need them. We cannot say with any certainty, however, that any additional patents will issue from any of these applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology or that the issued patents will provide competitive advantages for our products. If we are unable to obtain sufficient protection of our proprietary rights in our products or processes prior to or after obtaining regulatory clearances, our competitors may be able to obtain regulatory clearance and market competing products by demonstrating the equivalency of their products to our products. If they are successful at demonstrating the equivalency between the products, our competitors would not have to conduct the same lengthy clinical tests that we have conducted.

        The interventional cardiovascular and peripheral vascular device market, and more specifically, the market for balloon angioplasty catheters and coronary stents (including those products we offer) has been subject to substantial litigation regarding patent and other intellectual property rights. There can be no assurance that our products do not infringe such patents or rights, and we cannot say with any certainty that any patents issued to us or licensed by us can withstand challenges made by others or that we will be able to protect our rights. We are aware of patent applications and issued patents belonging to our competitors, and we are uncertain whether any of these, or of any patent applications which we do not know about, will require us to alter or cease our potential products or processes. We cannot say with any certainty that we will be able to obtain any licenses to technology that we will require or, if obtainable, that the cost will be reasonable. Our failure to obtain any necessary licenses to any technology could hurt our business substantially if we could not redesign our products or processes to avoid infringement. Expensive and drawn-out litigation also may be necessary for us to assert any of our rights or to determine the scope and validity of rights claimed by other parties. Litigation could be too expensive for us to pursue with no certainty as to the outcome. Our failure to pursue litigation could result in the loss of our rights which could hurt our business substantially. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States, if at all.

        We also own trade secrets and confidential information that we try to protect by entering into confidentiality agreements with other parties. We cannot be certain that any of the confidentiality agreements will be honored, or, if breached, that we would have enough remedies to protect our confidential information. Further, our competitors may independently learn our trade secrets or develop similar or superior technologies. To the extent that our consultants, key employees or others apply technological information independently developed by them or by others to our projects, disputes may arise regarding the proprietary rights to such information and there is no guarantee that such disputes will be resolved in our favor.

LIMITED MANUFACTURING EXPERIENCE.

        The Company's manufacturing experience is limited; we only began manufacturing certain products at our facilities in July 1995, introducing a number of new products in 1996 and 1997. We must manufacture our products in compliance with a variety of licensing and other regulatory requirements, including the ISO 9001, the FDA's QSR requirements, the U.S. Nuclear Regulatory Commission

("NRC") requirements, and the requirements of the California Department of Health Services ("CDHS") in order to succeed. In addition, building and operating production facilities which can handle the radiation sources required for the manufacture of the RDX Catheter will require substantial additional funds and other resources. We also need to manage the simultaneous manufacture of different products efficiently and to integrate the manufacture of new products with existing product lines. During this process, we may encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel.

        In addition, we purchase many standard and custom built components from independent suppliers and we subcontract certain manufacturing processes from independent vendors. Most of these components and processes are available from more than one vendor; however, we may not be able to enter into any arrangements with outside manufacturers on terms favorable to us, if at all. Moreover, certain manufacturing processes are currently performed by single vendors. An interruption of performance by any of these vendors could cripple our ability to manufacture our products until a new source of supply was qualified.

NO ASSURANCE OF FDA APPROVAL; GOVERNMENT REGULATION.

        The FDA and other similar agencies in foreign countries have substantial requirements for therapeutic and diagnostic pharmaceutical and biological products. Such requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. It often takes companies several years to satisfy these requirements, depending on the complexity and novelty of the product. The review process also is extensive, which may delay the approval process even more. These regulatory requirements could substantially hurt our ability to clinically test and manufacture our potential products. Government regulation also could delay our marketing of new products for a considerable period of time, impose costly procedures upon our activities and give our competitors an advantage. Moreover, the FDA and other regulatory agencies may not grant us approval for any of our products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could substantially hurt our marketing of any proposed products and our ability to earn product revenue. Further, regulation is subject to change and any additional regulation could limit or restrict our ability to use any of our technologies, which could have a material adverse effect on our business and results of operations.

        Because the RDX Catheter uses radiation sources, its manufacture, distribution, transportation, import/export, use and disposal will also be subject to federal, state and/or local laws and regulations relating to the use and handling of radioactive materials. We must obtain a license from the NRC to commercially distribute such radiation sources and comply with all applicable regulations, as does our supplier of radiation sources. We and our supplier of radiation sources also must comply with NRC and U.S. Department of Transportation regulations on the labeling and packaging requirements for shipment of radiation sources to hospitals or to the other users of the RDX Catheter. In addition, hospitals may be required to obtain or expand their licenses to use and handle Beta radiation prior to receiving radiation sources for use in the RDX Catheter. Comparable radiation regulatory requirements and/or approvals are anticipated in markets outside the U.S.

        Finally, we are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with such laws and regulations now or in the future. In the future, we could also be subject to other federal, state or local regulations which could affect our research and development programs. We are unable to predict whether any agency will adopt any rule which could substantially hurt our business and our results of operations.

UNCERTAINTY RELATED TO HEALTH CARE REIMBURSEMENT AND REFORM MEASURES.

        Health care providers such as hospitals and physicians that purchase or lease medical devices in the United States generally rely on third-party payors, principally Medicare, Medicaid and private health insurance plans, including health maintenance organizations, to reimburse all or part of the cost of the treatment for which the medical device is being used. Third party payors increasingly have challenged the cost of medical products and services, which have and could continue to have a significant effect on the ratification of such products and services by many health care providers. Several proposals have been made by federal and state government officials that may lead to health care reforms, including a government directed national health care system and health care cost-containment measures. The effect of changes in the health care system or method of reimbursement for any medical device which we may market in the United States cannot be determined.

        Moreover, our success in developing products based on novel or innovative technology, such as the RDX Catheter, may depend, in part, on whether we will be reimbursed by government health administrative authorities, private health insurers and other organizations. There is significant uncertainty if costs associated with newly approved health care products will be reimbursed. There is no assurance that sufficient insurance coverage will be available for us to establish and maintain price levels sufficient to realize an appropriate return on developing our new products. Government and other third party payors are attempting to contain health care costs more every day by limiting both coverage and the level of reimbursement of new therapeutic and diagnostic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage of uses of approved products for disease indications for which the FDA has not granted market approval. If adequate coverage and reimbursement levels are not provided by government and third party payors for use of our new products, it will be very difficult for us to market our products to doctors and hospitals because their patients might not be able to pay for the products without any insurance coverage or reimbursement.

        We cannot predict what additional legislation or regulations, if any, may be enacted or adopted in the future relating to our business or the health care industry, including third party coverage and reimbursement, or what effect any such legislation or regulations may have on us. Furthermore, significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available with respect to any of our products in the future. Failure by physicians, hospitals, nursing homes and other users of our products to obtain sufficient reimbursement for treatments using our products would have a material adverse effect on our business and results of operations.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS.

        We have experienced operating losses for each of the last five years. Considering the anticipated operating losses of RMS, we expect to continue to incur consolidated operating losses through at least 2000, and there can be no assurance that we will ever be able to achieve or sustain profitability in the future. Our results of operations have varied significantly from quarter to quarter. Quarterly operating results will depend upon several factors, including timing and amount of expenses associated with expanding our operations, the conduct of clinical trials and the timing of regulatory approvals, new product introductions both in the United States and internationally, the mix between pilot production of new products and full-scale manufacturing of existing products, the mix between domestic and export sales, variations in foreign exchange rates, changes in third-party payor's reimbursement policies and healthcare reform. We do not operate with a significant backlog of customer orders, and therefore revenues in any one quarter are mainly dependent on orders received within that quarter. In addition, we cannot predict ordering rates by distributors, some of whom place infrequent stocking orders. Our expenses are relatively fixed and difficult to adjust in response to fluctuating revenues. As a result of these and other factors, we expect to continue to experience significant fluctuations in quarterly operating results and we may not be able to achieve or maintain profitability in the future.

LIMITED MARKETING AND SALES RESOURCES; DEPENDENCE UPON STRATEGIC PARTNERS.

        We depend on medical device distributors, our direct sales organization and certain strategic relationships, some of which are with our competitors, to distribute our products. Recently, there has been significant consolidation among medical device suppliers as the major suppliers have attempted to broaden their product lines in order to respond to cost pressures from health care providers. This consolidation has made it increasingly difficult for smaller suppliers, like us, to distribute products effectively without a relationship with one or more of the major suppliers. We currently market certain of our products in the U.S. through a licensing agreement with Guidant Corporation. Revenue generated from these distributor relationships will directly depend upon their efforts to market our products.

PRODUCT LIABILITY AND INSURANCE.

        Clinical testing, manufacturing and marketing of our products may expose us to product liability claims. Although we never have been subject to a product liability claim, we cannot assure you that there will not be any claims brought against us in the future. Even then, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect upon our business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of our products and our ability to obtain and maintain regulatory approval for our products.

DEPENDENCE UPON INTERNATIONAL SALES.

        We derive significant revenue from international sales, and therefore a significant portion of our revenues will continue to be subject to the risks associated with international sales. These risks include economic or political instability, shipping delays, changes in applicable regulatory policies, inadequate protection of intellectual property, fluctuations in foreign currency exchange rates and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a competitive and timely basis. In foreign countries, our products are subject to governmental review and certification. The regulation of medical devices in foreign countries, particularly in the European Union, continues to expand and we cannot be certain that new laws or regulations will not have an adverse effect on our business.

LIMITED PUBLIC MARKET; VOLATILITY OF STOCK PRICE.

        Our Common Stock has been traded on the Nasdaq National Market since June 1996 and the price of our Common Stock has fluctuated significantly. We are in the medical device industry and the market price of securities of small life sciences companies in general has been very unpredictable. Announcements by us or our competitors concerning technological innovations, new products, proposed governmental regulations or actions, developments or disputes relating to patents or proprietary rights, public concern over the safety of therapeutic products and other factors that affect the market generally could significantly impact our business and the market price of our securities.

EFFECT OF CERTAIN CHARTER PROVISIONS.

        Certain provisions of our Amended and Restated Certificate of Incorporation could make it more difficult for a third party to acquire control of our business, even if such change in control would be beneficial to our stockholders. Our Amended and Restated Certificate of Incorporation allows our Board of Directors to issue up to 7,560,000 shares of preferred stock without stockholder approval. Any such issuance could make it more difficult for a third party to acquire our business and may adversely affect the rights of our stockholders. In addition, our Board of Directors is divided into three classes for staggered terms of three years. Although this measure is designed to protect stockholder interests in the event of a hostile takeover attempt against the Company, this provision can have the effect of delaying, deterring or preventing a change in control of the Company, adversely effecting the market price of our Common Stock.

IMPACT OF YEAR 2000.

        We have completed an assessment of our hardware and software and are in the process of upgrading them so that our computer systems will function properly on and after the Year 2000. Of the total cost of $15,000 estimated for the Year 2000 upgrade, approximately $10,000 has been spent. Future expenditures for upgrades and other project costs are not expected to exceed this estimate by a material amount. Our Year 2000 upgrade is expected to be completed prior to any anticipated impact on the operating systems.

        We will contact our vendors and customers to assess the impact the Year 2000 issue will have on our supply and service relationships we have with our vendors and customers. Based upon our assessment of our systems and software, we believe that the planned system enhancements and upgrades should prevent related problems that could affect our ability to supply or service our customers. However, we cannot be certain that all of our systems and software will be Year 2000 ready nor any assurance that our vendors' or customers' systems and software will be Year 2000 ready. To prepare for any vendor problems, we will try to identify alternative supply sources, but there is no guaranty that these alternative sources will be Year 2000 ready or to be able to provide the same level of service and supply as our current vendors. If our customers' systems and software are not Year 2000 ready, any operational problems which may result could cause slowed or lower demand of our products. Even if our goal is to be Year 2000 ready, there can be no assurance that our plans will be sufficient to address any third party failures, and any unresolved or undetected internal or external Year 2000 issues could affect our business, financial condition or results of operations.

DIVIDENDS.

        Since our formation in 1992, we have not paid cash dividends on our Common Stock, nor do we anticipate paying any dividends on our Common Stock in the future.

                              SELLING STOCKHOLDERS

        We issued 1,900,157 shares of Common Stock to the Selling Stockholders (the former RMS Stockholders) on January 14, 1999, pursuant to the terms of an Agreement and Plan of Merger where we acquired 100% of the outstanding Common Stock of RMS (the "RMS Acquisition"). In connection with the RMS Acquisition, we entered into a Registration Rights Agreement, dated as of January 14, 1999, with the Selling Stockholders in which we agreed to file a Registration Statement with SEC to register for resale the shares of our Common Stock received by them pursuant to the RMS Acquisition. We agreed to file this Registration Statement, which includes this Prospectus, with the SEC as agreed in the Registration Agreement. In addition to the 1,900,157 shares we issued to the former RMS stockholders pursuant to the RMS Acquisition, we must issue to each former RMS stockholder and optionholder additional shares of our Common Stock upon the achievement of certain milestones in the regulatory approval process critical in bringing the acquired RMS technology to the marketplace. Assuming the price of our Common Stock on such dates is $3.43 (which was the Average Closing Price of our Common Stock at the Closing of the RMS Acquisition), we estimate that such number of shares will be 1,997,374 if the milestones are met on their targeted dates, plus an additional 599,213 shares assuming the milestones are achieved early. To the extent the price of our Common Stock is less than $3.43 at the time such milestones are achieved, more shares will be issued, and to the extent such milestones are met after the target dates or not at all, and/or the price of our Common Stock is more than $3.43, fewer shares will be issued.

                                                                                                   PERCENTAGE OF
                                                                                                    COMMON STOCK
                                                            COMMON STOCK        COMMON STOCK         OWNED UPON
                                      COMMON STOCK          BEING OFFERED        OWNED UPON       COMPLETION OF THIS
                                    OWNED PRIOR TO THIS   PURSUANT TO THIS   COMPLETION OF THIS   OFFERING IF GREATER
      SELLING STOCKHOLDER            THIS OFFERING(1)       PROSPECTUS(2)        OFFERING(3)          THAN 1%(3)

Maurice Buchbinder                          707,583         1,458,014            14,583(4)
Louis A. and Sally I. Cannon JT
  TEN                                       140,450           191,414            36,500
Christopher U. Cates                         72,300           127,610             3,000
Arnoldo Fiedotin                            138,600           255,218                 0
Magdi Habib                                      --            11,370                 0
Tadele Haile                                     --             6,822                 0
Linda A. Henson                                  --            45,481                 0(7)
Michael R. Henson, Trustee of the
  Henson Family Trust, dated
  1/8/87                                    522,958           700,499           328,815(4)(6)(8)          2.34
Helen Hong                                    2,920            75,802             2,920
Paul K. Joas                                      0            29,154                 0
Harriet R. Karesh                                --            11,661                 0
Robert M. Kipperman, M.D                     33,586            62,694                 0
William D. Knopf                             94,840           165,892             4,750(4)
Atlanta Cardiology Group, Inc. FBO
  Harry A. Kopelman, M.D                     34,594            63,702                 0
Nicholas J. Lembo                           247,225           414,729            22,000
Marlene Kay Leonard                              --             5,685                 0
William J. Livingston, Trustee
  for the W & J Living Trust, UAD
  11/24/92                                   72,072           132,714                 0
Paul J. McCormick                            14,000            17,056            14,000
Edward McDonald                              29,311             2,149            28,583(5)
Jeffrey F. O'Donnell                         89,606             5,685            89,606(4)(6)
J. Tracy Pearson                              2,367             5,685             2,367(4)(6)
Noel R. Rahn                                  6,000            58,309             6,000
Mahmood Razavi                                3,003             8,688                 0
Michael Stillabower, M.D                     51,656            81,181            11,000
Gregg W. Stone                               95,361           125,588            28,082(4)
Gary Strathearn                                  --            11,370                 0
Steven Strausbaugh                           21,918            33,178             3,900
Lisa A. Tam                                      --            34,111                 0
Jeff Thiel                                   14,723             5,685            14,723(4)(6)
Stuart J. Toporoff                           13,859            25,520                 0
Brett A. Trauthen                               250            79,592               250
Linda Uribe                                      --            22,741                 0
Gerard von Hoffman                           40,468            49,283            26,054(4)
Claire Walker                                68,069             5,685            68,069(4)(6)
Ronald H. White, M.D                         34,586            62,694             1,000
James S. Whiting                                 --             4,548                 0
Steven J. Yakubov                            54,054            99,535                 0
                                          ---------         ---------           -------
        TOTAL                             2,606,359         4,496,744           706,202

------------------
(1) The number of shares of Common Stock owned prior to this offering include those shares of Common Stock issued to the Selling Stockholder on January 14, 1999 under the terms of the RMS Acquisition, plus any of the shares of the Company's Common Stock beneficially held by the Selling Stockholder prior to the RMS Acquisition.

(2) For each of the Selling Stockholders, the number of shares of Common Stock being offered under this Prospectus represents the number of shares of our Common Stock issued at the closing of the RMS Acquisition, plus, based on our good faith estimate, an aggregate of 1,997,374 additional shares which may be issued to such Selling Stockholders upon the achievement of certain milestones on targeted dates, and an aggregate of 599,213 additional shares which may be issued upon the early achievement of such milestones.

(3) Assuming all shares offered are sold, the number of shares of Company Common Stock which each Selling Stockholder will own upon completion of this offering is equal to the number of shares of Company Common Stock owned by such Selling Stockholder not acquired in connection with the RMS Acquisition.

(4) This number includes those shares of Company Common Stock the Selling Stockholder has the right to own within 60 days of the RMS Acquisition.

(5) Edward McDonald has disclaimed beneficial ownership of 3,000 shares as the shares are held jointly with his spouse in an Investment Retirement Account.

(6) This number includes an estimate of shares of Company Common Stock which will be purchased on behalf of the Selling Stockholder pursuant to the Company's Employee Stock Purchase Plan. This estimate is based on the fair market value of the Company's Common Stock at the close of the Nasdaq National Market on January 19, 1999, a value of $3.625

(7) This number does not include shares beneficially owned by Michael R. Henson or the Henson Family Trust, dated 1/8/87.

(8) Includes 45,580 shares of Company Common Stock held in the name of the Henson Family Trust, dated 1/8/87 of which Michael R. Henson is the beneficial owner.

We will not receive any of the proceeds of the sale of Common Stock by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

        This Prospectus may be used from time to time by the Selling Stockholders to sell their shares of Common Stock registered in this Prospectus in transactions in which they are or may be deemed to be underwriters within the meaning of the Securities Act. The Selling Stockholders may also sell their shares of Common Stock being registered in this Prospectus to or through brokers or dealers who may act solely as agent, or may acquire shares as a principal. The distribution of the shares of Common Stock may be affected in one or more transactions that may take place on the Nasdaq National Market system, ordinary broker's transactions, privately negotiated transactions or through sales to one or more broker-dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by these holders in connection with such sales. In connection with such sales, the Selling Stockholders and any participating brokers or dealers may be deemed underwriters as such term is defined in the Securities Act.

                                  LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660.

                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements (and schedule) included in our Annual Report on Form 10-K for the year ended December 31, 1997, as set forth in their report, which is incorporated in this Prospectus by reference. Ernst & Young LLP have also audited the financial statements of (the former) Radiance Medical Systems, Inc.
(RMS) included in our Proxy Statement addressing the Special Meeting of Shareholders held January 14, 1999, as set forth in their report, which also is incorporated in this Prospectus by reference. These financial statements are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.

                                TABLE OF CONTENTS

                    TOPIC                             PAGE
                    Where You Can Find More             2
                      Information
                    Use of Proceeds                     4
                    Risk Factors                        4
                    Selling Stockholders               12
                    Plan of Distribution               15
                    Legal Matters                      15
                    Experts                            16